UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03016637

DC
No Act
PE 12-27-02

March 5, 2003

Act 1934
Section
Rule 14A-8
Public Availability 3/5/2003

Thomas C. Blank
Werner & Blank, LLC
7205 West Central Avenue
Toledo, OH 43617

Re: DCB Financial Corp.
Incoming letter dated December 27, 2002

Dear Mr. Blank:

This is in response to your letters dated December 27, 2002 and January 30, 2003 concerning the shareholder proposal submitted to DCB Financial by Wallace E. Edwards. We also have received a letter on behalf of the proponent dated January 14, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Jay R. Dingledy
Schottenstein Zox & Dunn
The Huntington Center
41 South High Street, Suite 2600
Columbus, OH 43215-6106

PROCESSED
MAR 14 2003
THOMSON
FINANCIAL

WERNER & BLANK, LLC
ATTORNEYS

7205 WEST CENTRAL AVENUE
TOLEDO, OHIO 43617
(419) 841-8051
FAX: 419-841-8380
www.wernerandblank.com

December 27, 2002

VIA OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Omission of Shareholder Proposal Submitted by Mr. Wallace E. "Eddie" Edwards

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), our client, DCB Financial Corp., an Ohio corporation ("DCB" or the "Company"), respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from DCB's proxy statement and form of proxy for the Company's 2003 Annual Meeting of Shareholders (the "2003 Proxy Materials"). Enclosed pursuant to Rule 14a-8(j)(2) are six copies of the proposal and five additional copies of this letter. As required by Rule 14a-8(j)(1), a copy of this letter is also being sent to the proponent of the shareholder proposal. To the extent that the matters set forth in this letter are based on matters of state law, this letter also constitutes an opinion of counsel pursuant to Rule 14a-8(j)(2)(iii). Last year the Company held its annual shareholder meeting on May 22, 2002, the fourth Wednesday of May. The Company's Board of Directors has not yet established the meeting date for the 2003 annual meeting of shareholders.

Wallace E. "Eddie" Edwards (the "Proponent") has submitted for inclusion in the 2003 Proxy Materials a proposal and supporting statement (the "Proposal") requiring the Company's Board of Directors to "retain an investment bank to solicit offers for the purchase of the Company's stock or assets," and, "within 120 days from the date of the approval of [the Proposal]," to "present the highest offer to purchase the Company's stock or assets to the shareholders for their acceptance or rejection."

The Company proposes to omit the Proposal from its 2003 Proxy Materials for the following reasons:

- The Proposal is excludable under Rule 14a-8(i)(1) because it is not a proper subject for shareholder action under the laws of the State of Ohio;
- The Proposal is excludable under Rule 14a-8(i)(2) because it would cause the Company and its Directors to violate the laws of the State of Ohio;
- The Proposal is excludable under Rule 14a-8(i)(6) because the Company lacks the power and authority to implement the Proposal; and
- The Proposal is excludable under Rule 14a-8(i)(3) because it is contrary to Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials.

A. The Proposal is Improper under State Law

Rule 14a-8(i)(1) permits a registrant to omit a shareholder proposal from its proxy materials if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization. DCB is a corporation organized under the laws of the State of Ohio. General corporate authority is vested in the board of directors of Ohio corporations pursuant to Ohio Revised Code Section 1701.59(A), which states that "[e]xcept where the law, the articles, or the regulations require action to be authorized or taken by shareholders, ***all of the authority of a corporation*** shall be exercised by or under the direction of its directors" [emphasis added]. Ohio Revised Code Section 1701.59(A) further states that ***"[t]he selection for a time frame*** for the achievement of corporate goals shall be the responsibility of the directors" [emphasis added].

The Ohio Revised Code also delineates corporate approval requirements for various acquisition related transactions involving Ohio corporations. Ohio Revised Code Section 1701.76 governs the sale or other disposition of the entire assets of an Ohio corporation. It provides that a sale, transfer or other disposition of all, or substantially all, of the assets of a corporation, if not made in the usual and regular course of its business, may be made upon such terms and conditions and for such consideration as may be authorized by the directors. Similarly, Ohio Revised Code Sections 1701.78 and 1701.79 collectively govern the merger or consolidation of corporations organized under Ohio law. Any such transaction requires the approval of the governing agreement by the board of directors of a constituent Ohio corporation. While each of these sections also requires the approval of shareholders, this in no way obviates the statutory requirement of approval by the board of directors for all merger and acquisition related transactions.

As a necessary corollary to the foregoing statutory provisions, it is clear that shareholders may not require a board of directors to take any action the discretion over which is committed exclusively to the board of directors itself. Contrary to this premise, the Proposal reads as follows:

> RESOLVED, that the shareholders of DCB Financial Corp. ("Company") authorize and ***direct the Company's Board of Directors*** to retain an investment bank to solicit offers for the purchase of the Company's stock or assets [emphasis added].
>
> FURTHER RESOLVED, that the Board, ***within 120 days*** from the date of the approval of these Resolutions, is ***directed to present the highest offer*** to purchase the Company's stock or assets to the shareholders for their acceptance or rejection of such offer [emphasis added].

The Proponent's supporting statement also provides that "[t]his proposal gives shareholders a process to determine the true market value of DCBF by ***requiring*** the use of a reputable investment banking firm to actively solicit bids for the purchase of DCBF," and that "[t]he Board is then ***required to submit the highest offer to the shareholders***, who will have the opportunity to determine whether to approve the sale of DCBF" [emphasis added]. The mandatory directives contained in the Proposal are in contravention of each of the Ohio statutory provisions discussed above. These laws vest the right and duty to consider and approve of these types of transactions, including the determination of the appropriate timeframe with respect to achieving corporate goals, with the Company's Board of Directors.

The Commission's position regarding the impermissible nature of proposals usurping board power in contravention of state law is clear. The Note to Rule 14a-8(i)(1) states that proposals are generally considered improper under state law if they would be binding on the company if approved by shareholders. In addition, the Division of Corporation Finance: Staff Legal Bulletin No. 14 suggests that shareholder proponents consider whether the proposal, if approved, would be binding on the company, stating that binding proposals face a much greater likelihood of being improper under state law and, therefore, excludable under Rule 14a-8(i)(1). The Staff has consistently concurred that a shareholder proposal which mandates or directs a company's board to take action is generally inconsistent with the discretionary authority granted to a board of directors pursuant to state law, and thus excludable under Rule 14a-8(i)(1). See *Keystone Financial, Inc.* (March 15, 1999); *Alaska Air Group, Inc.* (March 26, 2000); and *Ford Motor Company* (March 19, 2001). If ultimately approved by shareholders, the resolution contained in the Proposal would compel DCB's Board to retain an investment banking firm and present a purchase offer for approval by the shareholders within the mandated timeframe. Because the Proposal patently usurps the authority Ohio law grants to the Company's Board of Directors, it may be excluded from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(1).

B. The Proposal would Cause the Company and its Directors to Violate State Law

Rule 14a-8(i)(2) permits a registrant to omit a shareholder proposal from its proxy materials if the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject. In the present situation, the Proposal would, if implemented, require the Company's Board of Directors to breach the fiduciary duties owed to the Company's shareholders under Ohio law. Section 1701.59(B) of the Ohio Revised Code states that "[a] director shall perform the director's duties as a director, including the duties as a member of any committee of the directors upon which the director may serve, in good faith, in a manner the director reasonably believes to be in or not opposed to the best interests of the corporation, and with the care that an ordinary prudent person in a like position would use under similar circumstances." Paragraph (D) of Section 1701.59 further provides that a director will be liable for damages as a result of his or her breach of the foregoing duty if it can be established that the director acted with a "reckless disregard" of the corporation's best interests. See also, *Frank Lerner & Assoc., Inc. v. Vassy*, 74 Ohio App. 3d 537 (1991).

As indicated in Section A hereof, the Proposal consists of a mandatory directive requiring the Board to retain an investment banking firm for the sole purpose of soliciting offers for the acquisition of the Company. The Proposal also requires the Board thereafter to present the highest offer to purchase the Company's stock or assets to the shareholders for their consideration within 120 days of the adoption of the Proposal by shareholders. Pursuant to Ohio Revised Code Sections 1701.76, 1701.78 and 1701.79, the board of directors of an Ohio corporation is statutorily required to approve the terms of acquisition transactions prior to consummation. In determining whether to approve such transactions, Directors of the Company are duty-bound to exercise the judgment required pursuant to Ohio Revised Code Section 1701.59(B). Any shareholder proposal effectively mandating an abdication by the Company's Board of its duties under Ohio Revised Code Section 1701.59(B) in connection with the approval of an offer to purchase the Company would expose the directors to liability for breach of their fiduciary duties. Such an abdication would likely constitute a "reckless disregard" of the Company's best interests under Ohio Revised Code Section 1701.59(D) and the *Lerner* decision.

The Staff of the Commission has also agreed that a shareholder proposal mandating or directing a company's board of directors to take action in violation of the directors' fiduciary duties to shareholders is excludable pursuant to Rule 14a-8(i)(2). See *ICN Pharmaceuticals, Inc.* (April 4, 2001). Consequently, the Company seeks to exclude the Proposal on the grounds that, if approved, the Proposal would cause the members of the Board of Directors to violate Ohio law.

C. The Company Lacks the Power and Authority to Implement the Proposal

Rule 14a-8(i)(6) permits the exclusion of a proposal if the company would lack the power or authority to implement the proposal if approved. As currently worded, the Proposal directs the Company's Board "to retain an investment bank to solicit offers for ***the purchase of the Company's stock*** or assets," and "to present the highest offer ***to purchase the Company's stock*** or assets to the shareholders for their acceptance or rejection of such offer" [emphasis added]. No authority exists under Ohio law which would allow the implementation of this Proposal if it is ultimately approved. This is because no authority exists under Ohio law which allows a corporation to cause *all of its stock* to be sold to an acquiror upon the requisite approval of the board of directors and the shareholders. While Ohio law does permit both the sale of assets (as proposed by Proponent) and merger-type transactions upon requisite corporate approvals, the *"sale of stock"* is a decision left exclusively to the discretion of individual shareholders of Ohio corporations. Under Ohio law, no corporate action can be taken which would require every shareholder to sell his or her shares to a purchaser upon the requisite approvals of a company's board of directors and shareholders.

For comparative purposes, a few states do have statutes which allow a target company to cause all of its stock to be sold to an acquiror as a matter of corporate action. In such states, the target corporation's board of directors approves a "plan of exchange" under which the target's shares are to be exchanged for cash or stock paid by the acquiror. If a majority of the shareholders approve the plan, then *all* shareholders are required to participate. See Section 23-1-40-2 of the Indiana Business Corporation Law and Section 607.1102 of the Florida Statutes. However, because Ohio law does not provide for such corporate actions, the Proposal should be excluded from the Company's 2003 Proxy Materials pursuant to Rule 14a-8(i)(6).

The foregoing analysis would also substantiate the exclusion of the Proposal as being improper under state law, and on the grounds that, if approved, it would cause the Company to violate state law. Alternatively, if the Proponent actually intended the approval of the Proposal to authorize the implementation of a merger-type transaction, as opposed to a collective sale of Company stock, the improper terminology renders the Proposal too vague to allow for the implementation of the Proposal within the intended spirit. The issue of vagueness is discussed more thoroughly below.

D. The Proposal Violates the Proxy Rules

Rule 14a-8(i)(3) permits the exclusion of a proposal if it is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statement in proxy soliciting materials. It is the position of the Commission that unsupported assertions of fact may be excluded from a proposal or from any statement in support of the proposal. The Division of Corporation Finance: Staff Legal Bulletin No. 14 states that "shareholders should avoid making unsupported assertions of fact," and "[t]o this end, shareholders should provide factual support for statements in the proposal and supporting statement or phrase statements as their opinion where appropriate." In contravention of this requirement, the seventh and eighth sentences of Proponent's supporting statement state that:

> To date, the Board has refused to consider a sale of DCBF, and if it has received any offers to sell, it has not shared those with the shareholders. Such refusal is unreasonable and unjustifiable.

Proponent offers no substantiation for these factual assertions. Consequently, these statements are false and misleading within the meaning of Rule 14a-9, and the Company seeks to exclude them from the 2003 Proxy Materials.

Additionally, the tenth sentence of Proponent's supporting statement provides that "[t]he shareholders are the owners of DCBF and are entitled to make decisions concerning its sale." The Company seeks to exclude this sentence from the Proponent's supporting statement pursuant to Rule 14a-9 because it is patently false. As stated in Sections A and B of this letter, any offer presented for the purchase of DCB must be approved by the Company's Board of Directors after due consideration and in compliance with the Board's duties. While shareholders possess the ultimate authority to approve merger and acquisition proposals also approved by the Company's Board of Directors, shareholders do not possess the authority to commandeer the Board to act as a rubber stamp on their behalf, as this statement clearly implies. Consequently, the statement is false and misleading and should be excluded from the supporting statement pursuant to Rules 14a-8(i)(3) and 14a-9.

The Staff has determined that Rule 14a-8(i)(3) permits the exclusion of proposals that are so vague and indefinite that neither the shareholders voting on the proposal nor the company would be able to determine with reasonable certainty what measures the company would take if the proposal were approved. See *A.H. Belo Corp.* (January 29, 1998); *and Comshare, Inc.* (August 23, 2000). The present Proposal directs the Board to present the "*highest*" offer to the shareholders for their acceptance or rejection. Given the various forms and nature of consideration generally used in merger and acquisition transactions (i.e., cash or stock), a directive requiring only that the highest offer be presented for shareholder approval lacks the specificity required for effective implementation. Consider the following two offers:

1. Company X offers one share of its stock for each share of DCB stock currently outstanding. Company X is listed on the NASDAQ National Market and is currently experiencing high volatility with respect to its market price. Within 10 days of the time of the offer, it has traded between $17 and $22 per share.
2. Company Y presents a cash offer of $19 for each share of DCB stock currently outstanding.

If the Board, in its judgment, determines that the offer presented by Company Y is more favorable to DCB shareholders (either because of the market volatility associated with the stock of Company X or because of other terms contained in Company Y's offer), would it be acting in defiance of the resolution if it presented Company Y's offer to the shareholders for their approval? In addition, because the ultimate value of an offer can be related to terms other than price, such as whether the transaction would represent a tax-free reorganization or be taxable to a DCB shareholder, the current Proposal is too vague for effective implementation. With the foregoing in mind, the Company seeks to exclude the Proposal pursuant to Rules 14a-8(i)(3) and 14a-9.

E. Conclusion

For all of the foregoing reasons, DCB Financial Corp. respectfully requests that the Staff not recommend any enforcement action if the Company excludes the Proposal from its 2003 Proxy Materials. If you have any questions regarding this matter or require additional information, please feel free to contact me or David J. Mack at (419) 841-8051. If the Staff does not agree with any of the conclusions set forth herein, please contact me or Mr. Mack before the issuance of any formal written response.

Respectfully submitted,

Thomas C. Blank

Thomas C. Blank

cc: Wallace Edward Edwards, Esq.

Mr. Donald R. Blackburn

EDDIE EDWARDS

Attorney at Law

538 Sixth Street
Portsmouth, Ohio 45662

Telephone 353-1509
Area Code ~~614~~ 740

October 22, 2002

DCB Financial Corp.
Mr. Donald Blackburn, Interim President
110 Riverbend Avenue
Lewis Center, Ohio 43035

Dear Mr. Blackburn,

Enclosed is a shareholder proposal and supporting statement submitted for inclusion in the company's 2003 Proxy Statement and presentation at the company's 2003 Annual Shareholders Meeting. In accordance with Securities and Exchange Commission regulations under rule 14a-8, I assert that I satisfy all requirements to submit this proposal. I have owned shares of DCB Financial Corp. with a market value of at least $2,000 continuously for one year preceding and inclusive of the date of this proposal, and intend to maintain such ownership through the date of the 2003 Annual Meeting. I hereby submit a written statement from James Perry, Investment Executive for 5th/3rd securities, the record holder holding the securities on my behalf, verifying my continuous ownership of such shares for one year through the submission date of this proposal.

If you intend to object to the inclusion of the resolutions and supporting statement in the company's 2003 Proxy Statement, please contact me at the above address no later than fourteen (14) calendar days of your receipt of this letter.

Sincerely,

Wallace E. Edwards

Wallace E. "Eddie" Edwards

TEXT OF PROPOSAL AND SUPPORTING STATEMENT
TO BE INCLUDED IN 2003 PROXY STATEMENT OF
DCB FINANCIAL CORP.

Proposal:

RESOLVED, that the shareholders of DCB Financial Corp. ("Company") authorize and direct the Company's Board of Directors to retain an investment bank to solicit offers for the purchase of the Company's stock or assets.

FURTHER RESOLVED, that the Board, within 120 days from the date of the approval of these Resolutions, is directed to present the highest offer to purchase the Company's stock or assets to the shareholders for their acceptance or rejection of such offer.

Supporting Statement:

The value of a $100.00 investment in the stock of DCB Financial Corp. ("DCBF") on December 31, 1996, would have been worth $101.39 five years later, as DCBF disclosed in its 2002 Proxy Statement. In comparison, that same investment would have been worth $164.10 under the S&P Major Regional Bank Index, and worth $166.25 under the S&P 500 Index, the indices specifically included by DCBF for comparison in the 2002 Proxy Statement.


$250
$200
$150
$100
$50
$0
1996
1997
1998
1999
2000
2001
DCB Financial Corp.
S&P Major Regional Bank Index
S&P 500 Index

Value of a $100 Investment

A return of only $1.39 over five years would be disappointing and disturbing to any shareholder, and evidences management's inability to increase share prices and the value of DCBF. Extraordinary action is necessary to increase the returns to shareholders on their investment in DCBF.

This proposal gives shareholders a process to determine the true market value of DCBF by requiring the use of a reputable investment banking firm to actively solicit bids for the purchase of DCBF. The Board is then required to submit the highest offer to the shareholders, who will have the opportunity to determine whether to approve the sale of DCBF.

To date, the Board has refused to consider a sale of DCBF, and if it has received any offers to sell, it has not shared those with the shareholders. Such refusal is unreasonable and unjustifiable. If a possible sale of DCBF is eliminated from consideration, the shareholders will be unable to make an informed decision on the true value of their investment. The shareholders are the owners of DCBF and are entitled to make decisions concerning its sale. The Board serves at the will of the shareholders and for their benefit, and thus has a duty to act in the best interests of the shareholders. If another five years pass with a return of only $1.39 on an $100.00 investment, will the shareholders feel that their best interests have been served if offers to acquire DCBF have gone uninvited, unexplored, or undisclosed?

Approval of this proposal will give the shareholders information on how valuable DCBF may be. You are urged to vote "YES" to this proposal.

SCHOTTENSTEIN ZOX & DUNN
a legal professional association

JAY R. DINGLEDY
614/462-2214
E-MAIL: JDINGLEDY@SZD.COM

January 14, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: DCB Financial Corp.

Ladies and Gentlemen:

This firm represents Wallace E. Edwards, a shareholder of DCB Financial Corp. (the "Bank") for the past seven years. Mr. Edwards has submitted a shareholder proposal for inclusion in the Bank's 2003 proxy materials (the "Proposal"). The Bank has since submitted to the Division a request for a no-action letter dated December 27, 2002 and seeks to omit Mr. Edwards' proposal. This letter responds to the Bank's request.

Genesis of the Proposal

For some time the board of directors of the Bank has maintained, and even stated publicly on several occasions, that the shareholders are interested in the Bank remaining an independent community bank. The Proposal would merely test the veracity of that position by giving those shareholders that disagree with the board's statement the ability to communicate such disagreement with the board and to get some objective idea of the potential economics of a sale transaction. The Proposal will not, if implemented, result in the sale of the Bank.

The Proposal

The Proposal does not require, nor will its approval standing alone result in, the sale of the Bank. The Bank, in an apparent attempt to bolster its arguments favoring exclusion, has presented the Division with a tortured interpretation of what the Proposal requires. Each one of their arguments (with the exception of their Rule 14a-8(i)(3) argument, discussed below) is based upon the Bank's erroneous interpretation of what the Proposal actually requires, and none of these arguments is applicable given what the Proposal actually requires.

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The Proposal requires two simple things: (1) that the board retain an investment bank to solicit purchase offers for the Bank; and (2) that the board present the highest offer received to the shareholders for acceptance or rejection. Nowhere does the Proposal actually require the sale of the Bank pursuant to any offers received. In fact, Mr. Edwards agrees, as the Bank indicates in its request, the sale of the Bank pursuant to shareholders' approval of the Proposal alone could not happen under Ohio law.

Disguised Rule 14a-8(i)(7) Argument

Put simply, the Bank's arguments are nothing more than a Rule 14a-8(i)(7) ordinary business operations argument phrased in a different way. Instead of directly attacking the Proposal on a Rule 14a-8(i)(7) ordinary business operations basis, the Bank asserts that the Proposal is excludable pursuant to a "necessary corollary" of Ohio law that "shareholders may not require a board to take any action the discretion over which is committed exclusively to the board of directors itself." That is nothing more than a Rule 14a-8(i)(7) argument in disguise. And the reason that the Bank has disguised its argument as something other than a Rule 14a-8(i)(7) argument is because it knows its position is invalid.

As recently as January of 2001 the Division denied a request for a no-action remedy from Allegheny Valley Bancorp regarding a proposal virtually word-for-word identical to the Proposal. Because of this recent analysis, there is no need to work through it again in detail here. Suffice it to say that the facts, circumstances and concerns that were presented in the Allegheny Valley Bancorp request are not any different than they are here – a company that at the board level desires to continue its iron-fisted control of all facets of a public company, including any consideration of extraordinary corporate transactions, despite growing shareholder sentiment and outcry that something extraordinary must occur.

When the Proposal is reviewed in the proper light, it is clear that the Bank is asking the Division to not recommend enforcement action over the exclusion of a shareholder proposal for which there are no procedural and no substantive bases for exclusion.

Other Bank Arguments

So as to specifically rebut each of the Bank's arguments in favor of exclusion of the Proposal, the following discusses the remaining arguments in the order in which they appear in the Bank's request.

Rule 14a-8(i)(2). The Bank asserts that the Proposal, if implemented, would cause the company to violate state law. As with their first argument discussed above, this argument has merit only if the Division were to interpret the Proposal in the erroneous manner in which the Bank would have it so interpreted. The essence of the Bank's 14a-8(i)(2) argument is that because the Proposal if implemented would result in the sale of the Bank without board approval, the Proposal would cause the board to breach its fiduciary duties. Because the Proposal,

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however, if implemented would <u>not</u> result in the sale of the Bank (and certainly without board approval), this argument is without merit.

Rule 14a-8(i)(6). An alternative argument put forth by the Bank is that the company lacks the power or authority to implement the Proposal. Like the Bank's preceding two arguments in favor of exclusion, this third argument is also based upon the Bank's insistence that the Proposal requires more than it actually does. Because the Proposal will not result in the sale of the Bank, this argument means nothing.

Rule 14a-8(i)(3). The Bank's final argument is not only ridiculous but itself is deceptive and misleading to shareholders, given that the Bank's request might very well become publicly available. This final argument is comprised of three concepts: (1) that the Proposal contains false or misleading statements; (2) that the tenth sentence of the Proposal is "patently false"; and (3) that the Proposal is so vague that is deserves to be excluded.

As to the Bank's first concept, Mr. Edwards learned some time ago from a reliable Bank source that another central Ohio banking institution had engaged the Bank's board in preliminary acquisition discussions. Yet despite having engaged in such dialogue, the board chose to not share the information with the shareholders. Further, Mr. Edwards learned from the same source that the Bank, through at least one of its directors, had refused to meet with representatives of at least one other central Ohio banking institution seeking to discuss a potential acquisition of the Bank. Thus the statement that to date, "the Board has refused to consider a sale of [the Bank], and if it has received any offers . . . it has not shared those with the shareholders." While it is Mr. Edwards position that there is nothing false or misleading about that statement, given the Division's statement in Staff Legal Bulletin No. 14 regarding substantiation, Mr. Edwards agrees that he will modify the supporting statement to either (1) include the foregoing substantiation; or (2) phrase the tenth sentence as an opinion.

The Bank's second Rule 14a-8(i)(3) argument is simply wrong. There is <u>nothing</u> false about the statement that "shareholders are the owners of [the Bank] and are entitled to make decisions concerning its sale." Ohio law provides, in no uncertain terms, that shareholders of an Ohio corporation have the absolute right to vote on an extraordinary corporate transaction such as the sale of the corporation. See, e.g., Ohio Revised Code Section 1701.76(A)(1)(b). The Bank even refutes its own argument not two sentences later, stating "shareholders possess the ultimate authority to approve merger and acquisition proposals[.]" The Bank's argument would hold water if the tenth sentence of the supporting statement read that the shareholders are "exclusively entitled to make decisions concerning its sale", but it does not. This second argument is simply a waste of time.

Finally, it is amusing to read the Bank's third Rule 14a-8(i)(3) argument in light of the Bank's lead-in argument defiantly crowing that the board is entirely capable of exercising "all authority" of the Bank. With this third "vagueness" argument, the Bank is essentially stating that the board is wholly inept, incapable of interpreting what the words "highest offer" mean. Out of

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one side of its mouth the Bank argues that the board should have the full discretion over corporate matters, cannot be "commandeered" nor be a "rubber stamp" on behalf of the shareholders. And out of the other side of its mouth the Bank argues that it can only act within the narrow directives of the Proposal if implemented. Despite the weakness of the Bank's vagueness argument, Mr. Edwards would agree to modify the Proposal to read that the board be directed to present the "highest cash offer" to the shareholders in order to obviate the Bank's ridiculous argument.

Conclusion

The Proposal relates to an extraordinary corporate transaction in which the shareholders are fully entitled, as a matter of Ohio law, to participate. The sale of the Bank is simply not a matter committed by Ohio law to the sole discretion of the board. Further, because the Proposal will not result in the sale of the Bank, but is merely a manner by which the shareholders can send a message to the board that the shareholders are not interested in remaining an independent community bank, the Proposal must not be excluded under Rule 14a-8.

Should you have any questions or require any additional information, please contact me.

Very truly yours,

Jay R. Dingledy

www.SZD.com
Columbus
Cleveland
Cincinnati

WERNER & BLANK, LLC
ATTORNEYS

7205 WEST CENTRAL AVENUE
TOLEDO, OHIO 43617
(419) 841-8051
FAX: 419-841-8380
www.wernerandblank.com

RECEIVED
2003 JAN 31 PM 4:37
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 30, 2003

VIA OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Omission of Shareholder Proposal Submitted by Mr. Wallace E. "Eddie" Edwards

Ladies and Gentlemen:

This letter is written on behalf of our client DCB Financial Corp., an Ohio corporation ("DCB" or the "Company"), in response to a letter written on January 14, 2003 (the "Response") addressed to the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") by counsel to Wallace E. "Eddie" Edwards (the "Proponent"). In our letter of December 27, 2002 (the "DCB Letter"), pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), we requested on behalf of DCB the concurrence of the Staff that it would not recommend any enforcement action to the Commission if the proposal submitted by the Proponent (the "Proposal") was omitted from DCB's proxy statement and form of proxy for the Company's 2003 Annual Meeting of Shareholders (the "2003 Proxy Materials"). We desire to amplify our concerns about the Proposal and respond to certain ambiguities and inconsistencies contained in the Response.

Enclosed pursuant to Rule 14a-8(j)(2) are six copies of the Proposal, the DCB Letter and the Response and five additional copies of this letter. As required by Rule 14a-8(j)(1), a copy of this letter is also being sent to the Proponent and his counsel. To the extent that the matters set forth in this letter are based on matters of state law, this letter also constitutes an opinion of counsel pursuant to Rule 14a-8(j)(2)(iii).

As you are aware, the Proponent has submitted for inclusion in the 2003 Proxy Materials the following Proposal:

> RESOLVED, that the shareholders of DCB Financial Corp. ("Company") authorize and direct the Company's Board of Directors to retain an investment bank to solicit offers for the purchase of the Company's stock or assets [emphasis added].

FURTHER RESOLVED, that the Board, within 120 days from the date of the approval of these Resolutions, is directed to present the highest offer to purchase the Company's stock or assets to the shareholders for their acceptance or rejection of such offer [emphasis added].

The Response has mischaracterized the grounds upon which the Company has sought to exclude the Proposal and, without properly doing so, made suggestions about what the Proponent might be willing to do to convince the Staff to reject the Company's request for a no action position. The Response advances the position that the Company has sought to exclude the Proposal on the basis that it involves "...ordinary business operations..." and thus may be excluded under Rule 14a-8(i)(7). This then allows the Proponent to argue that the Company must include the Proposal as it is based upon language similar to that reviewed by the Staff in Allegheny Valley Bancorp, Inc., (January 3, 2001)(2001 SEC No-Act LEXIS 16) ("Allegheny"), where the Staff refused to take a no action position.

Contrary to what the Response states under the heading "Disguised Rule 14a-8(i)(7) Argument", DCB does *not* believe that the Proposal deals with "ordinary business operations." It involves an extraordinary transaction by the Company, one that must not be included in the Company's proxy materials for the reasons set forth in the DCB Letter. As noted in Division of Corporation Finance Staff Legal Bulletin No. 14, at B.5. and B.6., the Staff "...will not consider any basis for exclusion that is not advanced by the company." In Allegheny, the company and its counsel did not advance reasons for exclusion similar to those set forth in the DCB Letter. Instead, the company in Allegheny argued that the proposal should be excluded as it *did* involve "ordinary business operations." For this reason, DCB believes that Allegheny is not relevant to a consideration of the appropriateness of the Proposal as submitted.

In the DCB Letter, the Company has raised proper justifications, citing appropriate provisions of Rule 14a-8(i), for why the Proposal is inappropriate and should be excluded. The reasons for exclusion noted in the DCB Letter are:

- The Proposal is excludable under Rule 14a-8(i)(1) because it is not a proper subject for shareholder action under the laws of the State of Ohio (particularly because the Proposal would be binding upon the Company if approved by shareholders; see note following 14a-8(i)(1));
- The Proposal is excludable under Rule 14a-8(i)(2) because it would cause the Company and its Directors to violate the laws of the State of Ohio;
- The Proposal is excludable under Rule 14a-8(i)(6) because the Company lacks the power and authority to implement the Proposal; and
- The Proposal is excludable under Rule 14a-8(i)(3) because it is contrary to Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials.

In attempting to rewrite the Proposal, the Response also addresses the Company's "ridiculous argument" on the difficulty in determining value by suggesting that the Proposal could be modified to require that DCB seek only the "highest cash offer." While the language of the Proposal as originally presented is ambiguous, this type of language would not obtain the information that the Proponent says he seeks on behalf of the shareholders, i.e. the "value" of the Company. Suggesting only a cash offer be obtained would exclude a stock offer that could be the best offer available. What would such an exercise accomplish other than to confuse and potentially mislead the shareholders as to the value of the Company while requiring the Company to spend significant funds and distract management in that effort?

For all of the reasons set forth above and in the DCB Letter, DCB Financial Corp. again respectfully requests that the Staff not recommend any enforcement action if the Company excludes the Proposal from its 2003 Proxy Materials. If you have any questions regarding this matter or require additional information, please feel free to contact me or David J. Mack at (419) 841-8051. If the Staff does not agree with any of the conclusions set forth herein, please contact me or Mr. Mack before the issuance of any formal written response. Thank you for your assistance on this matter.

Respectfully submitted,

Thomas C. Blank

cc: Wallace Edward Edwards, Esq.
Jay R. Dingledy, Esq.
Mr. Jeffrey Benton
Mr. Donald R. Blackburn

T:\W90902\2003 Annual Meeting\CR.SEC No Action Request #3 1-27-03.doc

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 5, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: DCB Financial Corp.
Incoming letter dated December 27, 2002

The proposal directs DCB Financial's board to retain an investment bank to solicit offers for the purchase of DCB Financial's stock or assets, and to present the highest offer to the shareholders.

There appears to be some basis for your view that DCB Financial may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law or rule 14a-8(i)(2) because it would, if implemented, cause DCB Financial to violate state law. It appears that this defect could be cured, however, if the entire proposal were recast as a recommendation or request to the board of directors. Accordingly, unless the proponent provides DCB Financial with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if DCB Financial omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1) or 14a-8(i)(2).

We are unable to concur in your view that DCB Financial may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide factual support in the form of a citation to a specific source for the sentence that begins "To date, the Board . . ." and ends ". . . shared those with shareholders"; and
- recast the sentence "Such refusal is unreasonable and unjustifiable" as the proponent's opinion.

Accordingly, unless the proponent provides DCB Financial with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if DCB Financial omits only these portions of the supporting statement from its proxy material in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that DCB Financial may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that DCB Financial may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Alex Shukhman
Attorney-Advisor